
10015130

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

SEC Mail Processing Section
JAN 25 2010
Washington, DC
112

FILE NUMBER 67952-00001

December 31, 2009

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Assistant

Encs.

Date: December 31, 2009

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	December 18, 2009 December 31, 2009
(g)	Form 51-102F3, Material Change Report	December 1, 2009
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	December 29, 2009
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	December 18, 2009 December 31, 2009
(f)	Form 51-102F3, Material Change Report	December 1, 2009
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	December 17, 2009
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol : PGR **PR09-10** **December 18, 2009**

Not for distribution to U.S. news wire services or dissemination in the United States

Paragon Minerals Closes $800,000 Flow-Through Private Placement

Paragon Minerals Corporation (PGR:TSX-V; the "Company") announces that further to its press release dated November 30, 2009, it has completed the flow-through portion of a non-brokered private placement, and has issued 5,333,330 flow-through Units ("FT Unit") at a purchase price of $0.15 per FT Unit for gross proceeds of $800,000. Each FT Unit will consist of one flow-through common share of the Company and one-half of one common share purchase warrant with a term of 24 months from the date of closing. Each whole warrant will entitle the holder to acquire one additional non-flow-through common share of the Company at an exercise price of $0.23 per common share in year one and $0.29 per common share in year two. The Company anticipates closing the non-flow-through portion of the private placement in early January, 2010.

Paragon will use the proceeds from this placement to advance its wholly-owned gold and base metal exploration projects. Paragon has made a significant precious metal-rich massive sulphide discovery at its 100%-owned South Tally Pond project in central Newfoundland and intends to follow-up on the discovery as well as other high priority targets on the property. The gross proceeds from the FT Shares will be incurred as Canadian exploration expense, as defined in the *Income Tax Act of Canada*, and renounced to the subscribers with an effective date of December 31, 2009.

All securities issued by Paragon under the private placement are subject to a 4 month hold period. In connection with the private placement, Limited Market Dealer Inc. will receive a $32,500 finder's fee and 433,333 finder's options for subscriptions by MineralFields Group to the private placement. Each finder's option is exercisable at a price of $0.15 for one common share and one-half of one common share purchase warrant. Terms of the warrant are identical to those under the offering.

"We are pleased to be continuing our relationship with MineralFields Group," said Michael Vande Guchte, President and CEO. "This financing is an important milestone in the growth of Paragon Minerals Corporation and we look forward to working with MineralFields as we develop our gold and base metal projects in Newfoundland and Ontario."

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold, copper, lead, zinc, and silver in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

About MineralFields, Pathway and First Canadian Securities®

MineralFields Group (a division of Pathway Asset Management), based in Toronto, Vancouver, Montreal and Calgary, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian

Securities® (a division of Limited Market Dealer Inc.) is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities®.

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Note: The securities offered have not been registered under the U.S. Securities Act of 1993, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding use of proceeds, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

Exemption No.: 82-35102

Source MARKET NEWS
Date 12/18/2009
Time 05:03:29 AM

Company Paragon Minerals Corporation
Title Private Placement-Non-Brokered

CDNX Symbol: PGR

Press Release

Private Placement-Non-Brokered --->@NEWS RELEASE
PARAGON MINERALS CORPORATION ("PGR")
- Private Placement-Non-Brokered
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 30, 2009:

Number of Shares: 5,333,330 flow through shares

Purchase Price: $0.15 per share

Warrants: 2,666,663 share purchase warrants to purchase 2,666,663 shares

Warrant Exercise Price: $0.23 for a one year period
$0.29 in the second year

Number of Placees: 14 places

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares
Michael J. Vande Guchte	Y	140,000
David A. Copeland	Y	40,000
J. Garfield MacVeigh	Y	166,667

Finder's Fee: Limited Market Dealer Inc. receives $32,500

and 433,333 non-transferable finder's
options, where each option is exercisable at
a price of $0.15 for a 24 month period for
one share and one half of a share purchase
warrant. Each whole warrant is exercisable for
an additional share at a price of $0.23 in the
first year and $0.29 in the second year.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company
must issue a news release announcing the closing of the private placement
and setting out the expiry dates of the hold period(s). The Company must
also issue a news release if the private placement does not close
promptly. (Note that in certain circumstances the Exchange may later
extend the expiry date of the warrants, if they are less than the maximum
permitted term.)

TSX-X

Capitalization Report for Paragon Minerals Corp
Shares Issued: 26040079
Shares Escrow: 0

TSX Venture closing price for Paragon Minerals
Date: 2009/12/16
Closing Price: 0.140

□0935000088TS10935001858-14070920091217□□

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR09-11 December 31, 2009**

Paragon Grants Incentive Stock Options

Paragon Minerals Corporation (PGR:TSX-V; the "Company") reports that on December 30, 2009, subject to regulatory approval and pursuant to its Stock Option Plan, it granted 1,250,000 incentive stock options to Directors, Officers and Employees of the Company. The options are exercisable at a price of CDN$0.155 per share for a period of five years with a vesting period of 18 months from the date of grant.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The Company is focused on base and precious metal exploration in Eastern Canada.

Paragon Minerals Corporation

On behalf of the board,

"Michael J. Vande Guchte"

President & CEO

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

For more information, contact Michael Vande Guchte, President & CEO or Bill Cavalluzzo, VP Investor Relations at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

Paragon Minerals Corporation (the "Company")
Suite 1500 - 701 West Georgia Street
Vancouver, BC V7Y 1C6

Item 2. Date of Material Change

November 30, 2009

Item 3. News Release

Disseminated on November 30, 2009 through Marketwire.

Item 4. Summary of Material Change

The Company announced a non-brokered private placement consisting of a combination of flow-through and non flow-through units.

Item 5. Full Description of Material Change

The Company announced a non-brokered private placement of up to 1,607,142 non-flow-through units ("NFT Unit") at a purchase price of $0.14 per NFT Unit and 4,687,500 flow-through Unit ("FT Unit") at a purchase price of $0.16 per FT Unit for gross proceeds of $975,000.

Each NFT Unit will consist of one common share of the Company and one common share purchase warrant with a term of 24 months from the date of closing. Each warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $0.21 per common share in year one and $0.26 per common share in year two.

Each FT Unit will consist of one flow-through common share of the Company and one-half of one common share purchase warrant with a term of 24 months from the date of closing. Each whole warrant will entitle the holder to acquire one additional non-flow-through common share of the Company at an exercise price of $0.23 per common share in year one and $0.29 per common share in year two.

The net proceeds from the financing will be used for exploration expenses on the Company's key properties, and as general working capital. The gross proceeds from the flow-through shares will be incurred as Canadian exploration expenses,

as defined in the *Income Tax Act of Canada*, and renounced to the subscribers with an effective date of December 31, 2009.

This private placement is subject to acceptance for filing by the TSX Venture Exchange and all securities are subject to a hold period of four months from the closing date of the private placement. A finder's fee of cash and/or warrants will be paid to Limited Market Dealer Inc. for the portion of the private placement subscribed to by MineralFields.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Michael J. Vande Guchte, President & CEO
Phone: 604-629-2353

Item 9. Date of Report

December 1, 2009

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer/underwriter information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report. If an underwriter is completing this form, also state the full name of the underwriter and the address and telephone number of the head office of the underwriter.

Paragon Minerals Corporation (the "Issuer")
#1500 - 701 West Georgia Street,
Vancouver, British Columbia
V7Y 1C6

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☒ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe) ________________________

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 18, 2009

Item 6: For each security distributed:

(a) describe the type of security,

Private Placement of flow-through units ("FT Units"), with each FT Unit consisting of one flow-through common share of the Issuer and one-half of one transferable common share purchase warrant ("FT Warrant").

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

5,333,330 FT Units. Each whole FT Warrant entitles the holder to acquire one additional non-flow-through common share of the Company ("FT Warrant Share") until December 18, 2010 at a price of $0.23 per FT Warrant Share, and until December 18, 2011 at a price of $0.29 per FT Warrant Share.

(c) state the exemption(s) relied on.

Sections 2.3 National Instrument 45-106 ("NI 45-106").

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Ontario	7	$0.15	$657,999.60
British Columbia	3	$0.15	$71,000.10
Manitoba	2	$0.15	$19,999.80
Newfoundland	1	$0.15	$6,000.00
Saskatchewan	1	$0.15	$45,000.00
Total number of Purchasers	14		
Total dollar value of distribution in all jurisdictions (Canadian $)			$799,999.50

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	
Limited Market Dealer Inc. 1110 Finch Avenue West, Suite 210, Toronto, Ontario M3J 2T2 (**"Finder"**)	$32,500 Finders' fee	433,333 Finder's Options [(1)]	$0.15	S. 2.3 of NI 45-106 December 18, 2009	$32,500

[(1)] Each Finder's Option entitles the Finder to purchase one unit until December 18, 2011 at an exercise price of $0.15 per unit (**"Finder's Option Unit"**). Each Finder's Option Unit consists of one common share in the capital of the Issuer and one-half of one transferable common share purchase warrant (**"Finder's Option Unit Warrant"**). Each whole Finder's Option Unit Warrant entitles the Finder to acquire one additional common share of the Issuer (**"Finder's Option Unit Warrant Share"**) at an exercise price of $0.23 per Finder's Option Unit Warrant Share until December 18, 2010; and at an exercise price of $0.29 per Finder's Option Unit Warrant Share until December 18, 2011.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the [issuer/underwriter], I certify that the statements made in this report are true.

Date: December 23 / 2009

PARAGON MINERALS CORPORATION
Name of Issuer (please print)

Michael J. Vande Guchte, President, Tel: (604) 629-2353
Print name, title and telephone number of person signing



Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Tammy Donovan
Davis LLP
Solicitors for the Issuer
604-643-6449

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.


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Paragon Minerals Corporation

Listed Company

PARAGON MINERALS CORPORATION ("PGR")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: December 17, 2009
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 30, 2009:

Number of Shares: 5,333,330 flow through shares

Purchase Price: $0.15 per share

Warrants: 2,666,663 share purchase warrants to purchase 2,666,663 shares

Warrant Exercise Price: $0.23 for a one year period
$0.29 in the second year

Number of Placees: 14 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
Michael J. Vande Guchte Y 140,000
David A. Copeland Y 40,000
J. Garfield MacVeigh Y 166,667

Finder's Fee: Limited Market Dealer Inc. receives $32,500 and 433,333 non-transferable finder's options, where each option is exercisable at a price of $0.15 for a 24 month period for one share and one half of a share purchase warrant. Each whole warrant is exercisable for an additional share at a price of $0.23 in the first year and

$0.29 in the second year.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. [Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.]

TSX-X

____